Diebold, Incorporated 5995 Mayfair Road P.O. Box 3077 North Canton, OH 44720-8077 330-490-4000 www.diebold.com

October 28, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant
Matthew Crispino, Staff Attorney

Re:        Diebold, Incorporated

              Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

              Filed February 22, 2011

              Definitive Proxy Statement on Schedule 14A

              Filed March 11, 2011

              File Number 001-04879

Ladies and Gentlemen:

Diebold, Incorporated, an Ohio corporation (the “Company” or “we” or “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 14, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed February 22, 2011 and Proxy Statement on Schedule 14A.

Below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.	We note your response to prior comment 3. Please provide us with further details as to why you believe that disclosing that a “vast majority” of your cash and cash equivalents and short-term investments reside in international jurisdictions is more meaningful to a reader than providing quantitative disclosure of the amount and/or percentage. As part of your response, please tell us why you believe the description “vast majority” conveys a clear understanding of the materiality of the amount involved considering the inherent imprecision associated with this term. In this regard, we do not believe your reference to a “vast majority” appropriately conveys the monies that are available to fund domestic operations such as payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation and as a result, we continue to believe it is important for investors to know the specific amount of cash and cash equivalents and short-term investments held in international jurisdictions.

Response: In future filings, we will disclose the amount of cash and cash equivalents and short-term investments held in international jurisdictions. In future filings, we would propose to include disclosure substantially similar to the example that follows:

Securities and Exchange Commission

October 28, 2011

“Capital resources are obtained from income retained in the business, borrowings under the Company’s senior notes, committed and uncommitted credit facilities, long-term industrial revenue bonds, and operating and capital leasing arrangements. Management expects that the Company’s capital resources will be sufficient to finance planned working capital needs, research and development activities, investments in facilities or equipment, pension contributions, dividends and any purchase of the Company’s common shares for at least the next 12 months. As of September 30, 2011, approximately $463,589 or 98 percent of the Company’s cash and cash equivalents and short-term investments reside in international tax jurisdictions. Repatriation of these funds could be negatively impacted by potential foreign and domestic taxes. Part of the Company’s growth strategy is to pursue strategic acquisitions. The Company has made acquisitions in the past and intends to make acquisitions in the future. The Company intends to finance any future acquisitions with either cash and short-term investments, cash provided from operations, borrowings under available credit facilities, proceeds from debt or equity offerings and/or the issuance of common shares.”

Item 8: Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 51

2.	We note that in your response to prior comment 5, you state that if your solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. Please tell us how this is consistent with the amendments in ASU No. 2009-14 which, based on the disclosures provided on page 55 of the Form 10-K, you early adopted on January 1, 2010.

Response: To clarify our response to prior comment 5, when software that is not deemed to be a part of the tangible product is included as a part of our solution, we account for this software in accordance with ASC 985.

Note 7: Allowance for Credit Losses, page 67

3.	We note your response to prior comment 8. It remains unclear how the disclosure objectives of ASC 310-10-50-29 have been met. Please tell us how you considered ASC 310-10-55-19 with regard to credit quality indicators and how such information has been provided for your financing receivables on a disaggregated basis by class. We refer you to the implementation guidance and illustrations in ASC 310-10-55.

Response: In order to meet the objective in ASC 310-10-50-28 (which is to enable financial statement users to (a) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner and (b) assess the quantitative and qualitative risks arising from the credit quality of its receivables), ASC 310-10-50-29 requires the Company to provide quantitative and qualitative information by class about the credit quality of its financing receivables. The Company considered the definition of “Class of Financing Receivable” as well as the guidance in ASC 310-10-55-16 through 55-18 and ASC 310-10-55-22. As disclosed in Note 7 to the consolidated financial statements included in the Form 10-K, the Company evaluates the collectability of its financing receivables (including both notes and finance lease receivables) on a customer-by-customer basis using the aging of invoices, payment patterns and historical loss experience. Our portfolio primarily represents amounts due from sales-type leasing arrangements as well as amounts due from the sales of our products to financial institutions or government entities with extended payment terms, both of which are collateralized by the underlying equipment. Generally, these customers have high credit quality and are not considered to have dissimilar risk characteristics and this is reflected in our strong collection history on these financing receivables. Further, we do not use any other statistics or internal rating systems which are noted in the examples in ASC 310-10-55 to stratify our portfolio or measure creditworthiness. Considering the foregoing, we have presented two classes of financing receivables (notes and finance lease receivables).

With respect to credit quality indicators, we evaluate our receivables on a customer-by-customer basis, as noted above. Our primary indicator of credit quality is aging of financing receivables and we do not use any other statistics or internal rating systems listed in ASC 310-10-55-19. Our historical net losses on these financing receivables have been insignificant. Our aging disclosures are provided on a disaggregated basis by class as of December 31, 2010:

•

We disclosed the recorded investment in our past-due finance lease receivables on nonaccrual status ($531,000) and the recorded investment in finance lease receivables due 90 days or more and still accruing interest ($560,000)

•	We disclosed a table of the aging of past-due notes receivable balances ($6,136,000)

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Securities and Exchange Commission

October 28, 2011

We also disclosed separately the Company’s allowance for credit losses and the recorded investment in each finance leases and notes receivable.

As such, we believe our disclosures, including disclosure of aging as our credit quality indicator, satisfy the disclosure objective and requirements of ASC 310-10-50-29. Additionally, the Company’s 2011 quarterly filings have disclosed the roll forward of the allowance for credit losses separately for finance lease and notes receivable.

Closing Comments

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 490-4473.

Sincerely,

/s/ Thomas W. Swidarski

Thomas W. Swidarski
President and Chief Executive Officer